SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Investments on Affiliated Companies

On September 06, 2005, Kookmin Bank approved and ratified an investment on KB Credit Information Co., Ltd. as follows.

1.	Total amount of investment: 2,762,505,200 Won (75,400 shares)

2.	Method of Investment:

Acquisition of KB Credit Information Co., Ltd.’s shares which one of KB’s affiliated company, KB Investment Co., Ltd. owned

3.	KB’s Ownership Ratio: 99.73%

4.	Other Accumulated Amount of Investments regarding to Affiliated Companies since April 2005:

-	The date of which KB made a decision of Investments: May 04, 2005

-	Kookmin Bank purchased 160 shares of KB Data Systems Corporation amounting to 2,882,800 Won in terms of acquiring KB Data Systems Corporation’s treasury stocks and purchased 9,706 shares of KB Investment Co., Ltd. amounting to 73,377,360 Won in terms of buying its common stocks from Shindo Investment Co.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 07, 2005	By: /s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Executive Director / Senior Executive Vice President
& Chief Financial Officer

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